Exhibit (a)(1)(V)
January 22, 2007
CARLYLE AND ELKCORP AMEND MERGER AGREEMENT; CARLYLE INCREASES TENDER
OFFER PRICE TO $42.00 PER SHARE IN CASH
     Global private equity firm The Carlyle Group today announced that CGEA Holdings, Inc. (“Parent”), a wholly owned subsidiary of Carlyle Partners IV, L.P. and its wholly owned subsidiary CGEA Investor, Inc. (“Purchaser”), have amended their merger agreement with ElkCorp (NYSE: ELK) (the “Company”) by increasing the price of their cash tender offer for all of the outstanding shares of common stock of the Company to $42.00 per share. The offer price represents an increase of $1.50 per share from Purchaser’s prior offer of $40.50 per share. The Company’s board of directors, acting upon the unanimous recommendation of the special committee, unanimously (with two directors who are senior executives of the Company abstaining) recommended that the holders of the Shares accept the revised Offer and tender their shares pursuant to the Offer.
     The tender offer is currently scheduled to expire at midnight, New York City time, on February 14, 2007, unless extended.
     Stockholders of the Company who have already tendered their shares and have not withdrawn such shares need not take any additional action with respect to Purchaser’s amended tender offer. These stockholders will receive the increased offer price of $42.00 per share in Purchaser’s tender offer.
     Purchaser has amended its tender offer materials to reflect the increased offer price and other relevant changes.
     THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY THE COMPANY’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT PARENT AND PURCHASER FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 18, 2007, AS SUCH DOCUMENTS ARE SUPPLEMENTED AND AMENDED. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS CAN OBTAIN A FREE COPY OF THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR BY CONTACTING THE INFORMATION AGENT FOR THE OFFER, INNISFREE M&A INCORPORATED AT (212) 750-5833 or (888) 750-5834 (TOLL FREE).
For further information:
The Carlyle Group
Chris Ullman
(202) 729-5399
ElkCorp
Stephanie Elwood
(972) 851-0472
or
MacKenzie Partners Inc.
Dan Burch or Bob Marese
(212) 929 5405
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About ElkCorp
     ElkCorp, through its subsidiaries, manufactures Elk brand roofing and building products (90% of consolidated revenue) and provides technologically advanced products and services to other industries. Its common stock is listed on the New York Stock Exchange (NYSE:ELK). www.elkcorp.com
About The Carlyle Group
     The Carlyle Group is a global private equity firm with $46.9 billion under management. Carlyle invests in buyouts, venture & growth capital, real estate and leveraged finance in Asia, Europe and North America, focusing on aerospace & defense, automotive & transportation, consumer & retail, energy & power, healthcare, industrial, technology & business services and telecommunications & media. Since 1987, the firm has invested $24 billion of equity in 576 transactions for a total purchase price of $101.8 billion. The Carlyle Group employs more than 740 people in 16 countries. In the aggregate, Carlyle’s portfolio companies have more than $68 billion in revenue and employ more than 200,000 people around the world. www.carlyle.com

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